July 28, 2009

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Lateral Media, Inc.

Dear Sir or Madam:

We have read the statements made in Lateral Media, Inc.’s Current Report on Form 8-K, dated July 27, 2009, which we understand will be filed on July 28, 2009. We agree with such statements in paragraphs 1 to 4 of Item 4.01 of such Form 8-K in regard concerning Raich Ende Malter & Co. LLP. We have no basis on which to agree or disagree with any other statements made in the Current Report on Form 8-K.

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Very truly yours,

/s/Raich Ende Malter & Co. LLP

Raich Ende Malter & Co. LLP

Independent Registered Public Accounting Firm